                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 -------------
                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (AMENDMENT NO. _______)(1)


                              Eye Technology, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   301907 30 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Robert J. Fitzsimmons
    Eye Technology, Inc., 16 South Market Street, Petersburg, Virginia 23803
                                 (804) 861-0681
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)


-------------------
    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              (Page 1 of 10 Pages)

CUSIP NO. 301907 30 9                                         PAGE 2 OF 10 PAGES

                                     13D

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Jonnie R. Williams
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    /X/

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,268,362
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          18,981,083
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,268,362
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    18,981,083
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,249,445
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.36%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 301907 30 9                                         PAGE 3 OF 10 PAGES

                                     13D

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    J. R. Williams 1994 Irrevocable Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,268,362
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,268,362
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,268,362
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 301907 30 9                                         PAGE 4 OF 10 PAGES

                                     13D

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Regent Court Technologies, a Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Missouri
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          37,962,166
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    37,962,166
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     37,962,166
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     77.46%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 301907 30 9                                         PAGE 5 OF 10 PAGES

                                     13D

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Francis E. O'Donnell, Jr. Descendants' Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,268,362
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,268,362
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,268,362
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 301907 30 9                                         PAGE 6 OF 10 PAGES

                                     13D

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Francis E. O'Donnell, Jr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /X/
                                                                        (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          18,981,083
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    18,981,083
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,981,083
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.73%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13D

Item 1.       Security and Issuer.

              This statement relates to the common stock, $.01 par value per share, of Eye Technology, Inc. ("EyeTech"), issuable upon conversion of EyeTech's Series B Convertible Voting Preferred Stock, $.01 par value per share, of EyeTech. The address of EyeTech's principal executive offices is 16 South Market Street, Petersburg, Virginia 23803.

Item 2.       Identity and Background.

              Set forth below is information required by this Item with respect to each person filing this statement.

                                                                                        Item 2(d) or 2(e)
                                           Principal Occupation or Business          Convictions, Judgments,
Name and Address                                   and Address                          Decrees, or Orders         Citizenship
----------------                                   -----------                          ------------------         -----------
Jonnie R. Williams                         Partner of Partnership                        See Note 1 below             US
16 South Market Street                     Eye Technology, Inc.
Petersburg, Virginia 23803                 16 South Market Street
                                           Petersburg, Virginia 23803

J.R. Williams 1994 Irrevocable Trust       Family trust                                        None                   US
16 South Market Street                     Eye Technology, Inc.
Petersburg, Virginia 23803                 16 South Market Street
                                           Petersburg, Virginia 23803

Regent Court Technologies,                 Research and development                            None                   US
   a Partnership                           16 South Market Street
16 South Market Street                     Petersburg, Virginia 23803
Petersburg, Virginia 23803

Francis E. O'Donnell, Jr. Descendants'     Family trust                                        None                   US
Trust                                      c/o Kathleen O'Donnell, Trustee
c/o Kathleen O'Donnell, Trustee            3101 No. Central Avenue, Suite 700
3101 No. Central Avenue, Suite 700         Phoenix, Arizona 85012
Phoenix, Arizona 85012


         Note 1: In December 1993, Mr. Williams entered into a consent decree with the Commission. Without admitting or denying any allegations, he agreed to pay disgorgement representing profits from trading in the securities of Spectra Pharmaceutical Services, Inc. and agreed to be enjoined from future violations of Sections 10(b) and 13(d) and Rules 10b-5 and 13d-2 of the Exchange Act.

Item 3.      Source and Amount of Funds or Other Consideration.

             The information set forth under "Article I - Transfer and Exchange" of EyeTech's Stock Exchange Agreement ("Exchange Agreement") is incorporated herein by reference. The transactions described therein were consummated as of February 6, 1998.



                              (Page 7 of 10 Pages)

Item 4.      Purpose of Transaction.

             The information set forth in the Exchange Agreement under "Recital" is incorporated herein by reference. The numbers of shares of Common Stock reported in this Schedule 13D represent the numbers of shares issuable upon conversion of the Series B Preferred Stock held by the reporting persons. The holders of Series B Preferred Stock are entitled to 500 votes for each share of Series B Preferred Stock held in respect of any votes taken by the holders of Common Stock. The Series B Preferred Stock is convertible contingent upon the approval of the Board and the shareholders of EyeTech of an amendment to EyeTech's Certificate of Incorporation to increase the authorized number of shares of Common Stock of EyeTech.

Item 5.      Interest in Securities of the Issuer.

             (a) The information set forth in items 1, 11, and 13 of the second part of the cover page of this statement is incorporated herein by reference.

             (b) The information set forth in items 1 and 7-10 of the second part of the cover page of this statement is incorporated herein by reference.

             (c)  Inapplicable

             (d)  Inapplicable

             (e)  Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             The information set forth in the Exchange Agreement in "Schedule
             2.2 - Company Capitalization" and "Schedule 2.3 - Issuance of Shares of Common Stock in Satisfaction of Debt" is incorporated herein by reference.

Item 7.      Material to Be Filed as Exhibits.

             Except where noted otherwise, the following exhibit to this statement is incorporated herein by reference:

                  Stock Exchange Agreement by and among Eye Technology, Inc.; Jonnie R. Williams; Francis E. O'Donnell, Trustee of the J.R. Williams 1994 Irrevocable Trust; Regent Court Technologies, a Partnership; and Kathleen O'Donnell, Trustee of the Francis E. O'Donnell, Jr. Descendants' Trust; dated February 6, 1998, with "Form of Certificate of Designation of Series B Convertible Preferred Stock of Eye Technology, Inc." attached as an exhibit thereto.




                              (Page 8 of 10 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of their individual knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete, and correct.

         The persons whose signatures appear below agree that this statement on
Schedule 13D is filed on behalf of each of them.

         Executed as of February 13, 1998.


/s/ JONNIE R. WILLIAMS                                          /s/ FRANCIS E. O'DONNELL, JR.
-------------------------------------------------------         ------------------------------------------------------
Jonnie R. Williams                                              Francis E. O'Donnell, Jr., as Trustee of the
                                                                J.R. Williams 1994 Irrevocable Trust

/s/ KATHLEEN O'DONNELL
-------------------------------------------------------         REGENT COURT TECHNOLOGIES, a
Kathleen O'Donnell, as Trustee of the                             Partnership
Francis E. O'Donnell, Jr. Descendants' Trust

/s/ FRANCIS E. O'DONNELL, JR.                                   By:   /s/ JONNIE R. WILLIAMS
-------------------------------------------------------               ------------------------------------------------
Francis E. O'Donnell, Jr., as Trustee                           Name:  Jonnie R. Williams
                                                                       -----------------------------------------------
                                                                Title:   Partner
                                                                         ---------------------------------------------



                              (Page 9 of 10 Pages)

                              INDEX TO EXHIBITS


Exhibit
Number
-------

 10.1 Stock Exchange Agreement by and among Eye Technology, Inc.; Jonnie R. Williams; Francis E. O'Donnell, Trustee of the J.R. Williams 1994 Irrevocable Trust; Regent Court Technologies, a Partnership; and Kathleen O'Donnell, Trustee of the Francis E. O'Donnell, Jr. Descendants' Trust; dated February 6, 1998, with "Form of Certificate of Designation of Series B Convertible Preferred Stock of Eye Technology, Inc." attached as an exhibit thereto.




                              (Page 10 of 10 Pages)